# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Energy Vault Holdings, Inc., CIK 0001828536
CUSIP: 29280W109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4165 East Thousand Oaks Blvd., Suite 100, Westlake Village, California (CA), 91362
Date of event which requires filing of this statement: 02/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001086416

## Reporting persons
- Scoggin International Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 8,550,000; shared voting power 0; sole dispositive power 8,550,000; shared dispositive power 0; aggregate amount beneficially owned 8,550,000 (4.7% of the class)
  Comment: Includes 2,375,000 shares of common stock issuable upon exercise of options that are currently exercisable.
- Scoggin Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,550,000; shared voting power 0; sole dispositive power 8,550,000; shared dispositive power 0; aggregate amount beneficially owned 8,550,000 (4.7% of the class)
  Comment: Comprised of shares of common stock held by, and shares of common stock issuable upon exercise of options held by, Scoggin International Fund Ltd., of which Scoggin Management LP is the investment manager.
- Scoggin GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,550,000; shared voting power 0; sole dispositive power 8,550,000; shared dispositive power 0; aggregate amount beneficially owned 8,550,000 (4.7% of the class)
  Comment: Comprised of shares of common stock held by, and shares of common stock issuable upon exercise of options held by, Scoggin International Fund Ltd. Scoggin GP LLC is the sole general partner of Scoggin Management LP, the investment manager of Scoggin International Fund Ltd.
- Curtis Schenker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,435,000; shared voting power 8,550,000; sole dispositive power 2,435,000; shared dispositive power 8,550,000; aggregate amount beneficially owned 10,985,000 (6.04% of the class)
  Comment: The shares reported in lines 5 and 7 are comprised of (i) 586,250 shares of common stock held by CJS Partners, LP ("CJS LP"), (ii) 586,250 shares of common stock held by Carolyn Partners LP ("CP LP") and (iii) 1,262,500 shares of common stock held by Curtis Schenker. Curtis Schenker is the sole general partner of each of CJS LP and CP LP.
  
  The shares reported in Lines 6 and 8 are comprised of 6,175,000 shares of common stock held by, and 2,375,000 shares of common stock issuable upon exercise of options held by, Scoggin International Fund Ltd. Curtis Schenker is a co-managing member of Scoggin GP LLC, which is the general partner of Scoggin Management LP, the investment manager of Scoggin International Fund Ltd.
- Craig Effron: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,000,000; shared voting power 8,550,000; sole dispositive power 3,000,000; shared dispositive power 8,550,000; aggregate amount beneficially owned 11,550,000 (6.35% of the class)
  Comment: The number of shares reported in lines 5 and 7 includes 500,000 shares of common stock issuable upon exercise of options that are currently exercisable.
  
  The shares reported in lines 6 and 8 are comprised of 6,175,000 shares of common stock held by, and 2,375,000 shares of common stock issuable upon exercise of options held by, Scoggin International Fund Ltd. Craig Effron is a co-managing member of Scoggin GP LLC, which is the general partner of Scoggin Management LP, the investment manager of Scoggin International Fund Ltd.
- Scoggin Worldwide Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 140,000; shared voting power 0; sole dispositive power 140,000; shared dispositive power 0; aggregate amount beneficially owned 140,000 (0.08% of the class)
- Old Bellows Partners LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 140,000; shared voting power 0; sole dispositive power 140,000; shared dispositive power 0; aggregate amount beneficially owned 140,000 (0.08% of the class)
  Comment: Comprised of shares of common stock held by, Scoggin Worldwide Fund Ltd., of which Old Bellows Partners LP is the investment manager.
- Old Bell Associates LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 140,000; shared voting power 0; sole dispositive power 140,000; shared dispositive power 0; aggregate amount beneficially owned 140,000 (0.08% of the class)
  Comment: Comprised shares of common stock held by Scoggin Worldwide Fund Ltd. Old Bell Associates LLC is the sole general partner of Old Bellows Partners LP, the investment manager of Scoggin Worldwide Fund Ltd.
- Dev Chodry: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 276,000; shared voting power 0; sole dispositive power 276,000; shared dispositive power 0; aggregate amount beneficially owned 276,000 (0.15% of the class)
  Comment: Comprised of (i) 140,000 shares of common stock held by Scoggin Worldwide Fund Ltd. and (ii) 136,000 shares of common stock held by Dev Chodry. Dev Chodry is the managing member of Old Bell Associates LLC, which is the general partner of Old Bellows Partners LP, the investment manager of Scoggin Worldwide Fund Ltd.
- Douglas Rothschild: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 30,000; shared voting power 0; sole dispositive power 30,000; shared dispositive power 0; aggregate amount beneficially owned 30,000 (0.02% of the class)
- Michael Renoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 135,000; shared voting power 0; sole dispositive power 135,000; shared dispositive power 0; aggregate amount beneficially owned 135,000 (0.07% of the class)

## Item 1. Issuer
Name of issuer: Energy Vault Holdings, Inc.
Address of issuer's principal executive offices: 4165 East Thousand Oaks Blvd., Suite 100, Westlake Village, California 91362

## Item 2. Person Filing
Name of person filing:
Scoggin International Fund Ltd.,
Scoggin Management LP,
Scoggin GP LLC,
Curtis Schenker,
Craig Effron,
Scoggin Worldwide Fund Ltd.,
Old Bellows Partners LP,
Old Bell Associates LLC,
Dev Chodry,
Douglas Rothschild and
Michael Renoff
Address of principal business office or, if none, residence:
The principal business address of each of Scoggin International Fund Ltd. and Scoggin Worldwide Fund Ltd. is c/o Mourant Ozannes Corporate Services (Cayman) Ltd., 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands

The principal business address of each other Reporting Person is 654 Madison Avenue, New York, NY 10065.
Citizenship:
Scoggin International Fund Ltd. and Scoggin Worldwide Fund Ltd. - Cayman Islands
Scoggin Management LP, Scoggin GP LLC and Old Bellows Partners LP - Delaware

Old Bell Associates LLC - New York

Curtis Schenker, Craig Effron, Dev Chodry, Douglas Rothschild and Michael Renoff - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Scoggin International Fund Ltd. - 8,550,000
Scoggin Management LP - 8,550,000
Scoggin GP LLC - 8,550,000
Curtis Schenker - 10,985,000
Craig Effron - 11,550,000
Scoggin Worldwide Fund Ltd. - 140,000
Old Bellows Partners LP - 140,000
Old Bell Associates LLC - 140,000
Dev Chodry - 276,000
Douglas Rothschild - 30,000
Michael Renoff - 135,000
Percent of class:
Scoggin International Fund Ltd. - 4.70%
Scoggin Management LP - 4.70%
Scoggin GP LLC - 4.70%
Curtis Schenker - 6.04%
Craig Effron - 6.35%
Scoggin Worldwide Fund Ltd. - 0.08%
Old Bellows Partners LP - 0.08%
Old Bell Associates LLC - 0.08%
Dev Chodry - 0.15%
Douglas Rothschild - 0.02%
Michael Renoff - 0.07%
Sole power to vote or to direct the vote:
Scoggin International Fund Ltd. - 8,550,000
Scoggin Management LP - 8,550,000
Scoggin GP LLC - 8,550,000
Curtis Schenker - 2,435,000
Craig Effron - 3,000,000
Scoggin Worldwide Fund Ltd. - 140,000
Old Bellows Partners LP - 140,000
Old Bell Associates LLC - 140,000
Dev Chodry - 276,000
Douglas Rothschild - 30,000
Michael Renoff - 135,000
Shared power to vote or to direct the vote:
Scoggin International Fund Ltd. - 0
Scoggin Management LP - 0
Scoggin GP LLC - 0
Curtis Schenker - 8,550,000
Craig Effron - 8,550,000
Scoggin Worldwide Fund Ltd. - 0
Old Bellows Partners LP - 0
Old Bell Associates LLC - 0
Dev Chodry - 0
Douglas Rothschild - 0
Michael Renoff - 0
Sole power to dispose or to direct the disposition:
Scoggin International Fund Ltd. - 8,550,000
Scoggin Management LP - 8,550,000
Scoggin GP LLC - 8,550,000
Curtis Schenker - 2,435,000
Craig Effron - 3,000,000
Scoggin Worldwide Fund Ltd. - 140,000
Old Bellows Partners LP - 140,000
Old Bell Associates LLC - 140,000
Dev Chodry - 276,000
Douglas Rothschild - 30,000
Michael Renoff - 135,000
Shared power to dispose or to direct the disposition:
Scoggin International Fund Ltd. - 0
Scoggin Management LP - 0
Scoggin GP LLC - 0
Curtis Schenker - 8,550,000
Craig Effron - 8,550,000
Scoggin Worldwide Fund Ltd. - 0
Old Bellows Partners LP - 0
Old Bell Associates LLC - 0
Dev Chodry - 0
Douglas Rothschild - 0
Michael Renoff - 0

See footnotes on cover pages which are incorporated by reference herein. The Reporting Persons may be deemed to constitute a "group" with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. As a result of the securities beneficially owned by the Reporting Persons, any such group may be deemed to collectively beneficially own 14,426,000 shares of common stock (including an aggregate of 2,875,000 shares of common stock issuable upon exercise of options beneficially owned by the Reporting Persons), or 7.93% of the outstanding Class A common stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: An aggregate of 1,172,500 shares of common stock reported herein as beneficially owned by Curtis Schenker are held directly by CJS LP and CP LP, the limited partners of which are members of Mr. Schenker's family.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A. Joint Filing Agreement.
Exhibit B. Item 8 Statement.

## Signatures
- Scoggin International Fund Ltd.: /s/ Craig Effron, Craig Effron/Co-Managing Member (08/14/2026)
- Scoggin Management LP: /s/ Craig Effron, Craig Effron/Co-Managing Member (08/14/2026)
- Scoggin GP LLC: /s/ Craig Effron, Craig Effron/Co-Managing Member (08/14/2026)
- Curtis Schenker: /s/ Curtis Schenker, Curtis Schenker (08/14/2026)
- Craig Effron: /s/ Craig Effron, Craig Effron (08/14/2026)
- Scoggin Worldwide Fund Ltd.: /s/ Dev Chodry, Dev Chodry/Managing Member (08/14/2026)
- Old Bellows Partners LP: /s/ Dev Chodry, Dev Chodry/Managing Member (08/14/2026)
- Old Bell Associates LLC: /s/ Dev Chodry, Dev Chodry/Managing Member (08/14/2026)
- Dev Chodry: /s/ Dev Chodry, Dev Chodry (08/14/2026)
- Douglas Rothschild: /s/ Douglas Rothschild, Douglas Rothschild (08/14/2026)
- Michael Renoff: /s/ Michael Renoff, Michael Renoff (08/14/2026)